

Mail Stop 3233

June 5, 2017

<u>Via E-Mail</u>
Saúl Zang
Vice-Chairman of the Board of Directors
IRSA Propiedades Comerciales S.A.
Moreno 877, 22nd Floor (C1091AAQ)
Buenos Aires, Argentina

    Re: **IRSA Propiedades Comerciales S.A.
Registration Statement on Form F-1
Filed May 26, 2017
File No. 333-218307**

Dear Mr. Zang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: David L. Williams
       Simpson Thacher & Bartlett LLP